

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2012

Via E-mail
Richard D. Crowley, Jr.
Vice President, Chief Financial Officer
Integrated Device Technology, Inc.
6024 Silver Creek Valley Road
San Jose, California 95138

> **Re:** **Integrated Device Technology, Inc.**
> **Form 10-K for Fiscal Year Ended April 3, 2011**
> **Filed May 31, 2011**
> **Response letters dated March 30, 2012 and April 11, 2012**
> **File No. 000-12695**

Dear Mr. Crowley:

We have reviewed your response letters and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Results of Operations, page 26

1. Please expand your response to prior comment 1 to provide us the three-year revenue history of the three groups that accounted for more than 10% of your revenue and to identify each of those groups. Also tell us whether each of those groups generate similar margins. It continues to be unclear whether you provide required information for investors to understand the significance to your business of each of the types of products you describe in your "Business" section, the trends you are experiencing with regard to the significant products, and nature of the "shift in the mix of products sold" that you say affected your gross margin.

Item 11. Executive Compensation, page 79

2.   We note your response to prior comment 3 in your letters dated March 30, 2012 and April 11, 2012. Without necessarily agreeing or disagreeing with your analyses or conclusions, we do not intend to comment further on this issue at this time. We remind you of your acknowledgements as mentioned at the end of this letter, and we encourage you to ensure that each target, factor or criterion that you omit from the disclosure required by Regulation S-K Item 402(b) in your future filings satisfies the standard mentioned in Instruction 4 to that Item.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 if you have questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief

cc (via e-mail):   Vince Tortolano, Esq.
                   Vice President, General Counsel